UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for 26 March, 2024

Commission File Number 1-31615

Sasol Limited
50 Katherine Street
Sandton 2196
South Africa
(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _____ No __X__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _____ No __X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

ENCLOSURES:

Sens Announcement dated 25 March 2024: Retirement of Company Secretary

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes: JSE: SOL NYSE: SSL
Sasol Ordinary ISIN codes: ZAE000006896 US8038663006
Sasol BEE Ordinary Share code: JSE: SOLBE1
Sasol BEE Ordinary ISIN code: ZAE000151817
(Sasol, the Company, Equity issuer)

Sasol Financing Limited
(Incorporated in the Republic of South Africa)
(Registration number: 1998/019838/06)
Company code: SFIE
LEI: 378900A5BC68CC18C276
(Sasol Financing, the Company, Debt issuer)

RETIREMENT OF COMPANY SECRETARY

In compliance with paragraph 3.59 of the Listings Requirements of the JSE Limited, Sasol shareholders are advised that Ms Michelle du Toit will retire as Group Company Secretary of Sasol with effect from 30 June 2024.

Michelle has had a distinguished career with Sasol, spanning 21 years, during which she held several senior management positions. She was appointed Group Company Secretary of Sasol with effect from 1 January 2021.

The Board of Directors (Board) of the Company thanks Michelle for her contribution to the Company. The Board has commenced a succession process and will appoint a Company Secretary in due course.

The Chairman of the Board, Mr Steve Westwell said: "We extend our appreciation to Michelle for her excellent contribution to Sasol and the Board over more than 21 years and we wish her well in her retirement."

25 March 2024
Johannesburg

Equity Sponsor
Merrill Lynch South Africa Proprietary Limited t/a BofA Securities

Debt Sponsor
Rand Merchant Bank (A division of FirstRand Bank Limited)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 26 March 2024   By: /sgd/M du Toit
                                  Name: M du Toit
                                  Title: Group Company Secretary